UNITED STATES
                     SECURITIES AND EXCHANGES COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                             (Amendment No. __*)

                        Internet Pictures Corporation
                          (a/k/a bamboo.com, Inc.)
                             (Name of Issuer)

                        Common Stock, Par Value $.001
                       (Title of Class of Securities)

                                 46059S101
                               (CUSIP Number)

                              January 19, 2000
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [   ]   Rule 13d-1(b)
      [ X ]   Rule 13d-1(c)
      [   ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No. 46059S101

13G

1.    NAME OF REPORTING PERSON

         Motorola, Inc.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a)
      (b)

3.    SEC USE ONLY

4.    CITIZEN OR PLACE OF ORGANIZATION

         Delaware Corporation

NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.    SOLE VOTING POWER

          2,846,783

6.    SHARED VOTING POWER

          None

7.    SOLE DISPOSITIVE POWER

          2,846,783

8.    SHARED DISPOSITIVE POWER

          None

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,846,783

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
      []


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          6.2 percent (based on 45,491,282 shares outstanding as of 01/19/2000)

12.   TYPE OF REPORTING PERSON*

          CO




SCHEDULE 13-G

Item 1(a)   Name of Issuer:

                 Internet Pictures Corporation

Item 1(b)   Address of Issuer's Principal Executive Offices:

                 1009 Commerce Park Drive
                 Oak Ridge, Tennessee 37830

Item 2(a)   Name of Person Filing:

                 Motorola, Inc.

Item 2(b)   Address of Principal Business Office or, if none, Residence:

                 1303 East Algonquin Road
                 Schaumburg, IL 60196

Item 2(c)   Citizenship:

                 Delaware Corporation

Item 2(d)   Title of Class of Securities:

                 Common Stock, $.001 Par Value

Item 2(e)   CUSIP Number:  46059S101

Item 3 If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

                 Not applicable

Item 4      Ownership

        (a)      Amount of Beneficially Owned:

                    2,846,783

        (b)      Percent of Class

                    6.2 percent (based on 45,491,282 shares outstanding as of 01/19/2000)

        (c)      Number of shares as to which such person has:

                (i)   sole power to vote or to direct the vote: 2,846,783

                (ii)  shared power to vote or direct the vote:  -0-

                (iii) sole power to dispose or to direct the disposition
                      of: 2,846,783

(iv)	shared power to dispose or to direct the disposition
                      of:  -0-


Item 5           Ownership of Five Percent or Less of a Class.

                    Not applicable

Item 6           Ownership of More than Five Percent on Behalf of Another
                 Person.

                    Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reporting on By the Parent Holding Company.

                    Not applicable

Item 8           Identification and Classification of Members of the Group.

                    Not applicable

Item 9           Notice of Dissolution of Group.

                    Not applicable

Item 10          Certification.


     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                       SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 28, 2000

By:   /s/ Carol Forsyte
      Carol Forsyte
      Vice President
      Law Department
      Motorola, Inc.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).